

15005477

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 2/18/14

February 13, 2015

Joseph T. Green
TCF Financial Corporation
jgreen@tcfbank.com

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 2-13-15

Re: TCF Financial Corporation
Incoming letter dated December 18, 2014

Dear Mr. Green:

This is in response to your letters dated December 18, 2014 and January 30, 2015 concerning the shareholder proposal submitted to TCF by the Graphic Communications Benevolent Trust Fund U.S. We also have received a letter on the proponent's behalf dated January 8, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Louis Malizia
International Brotherhood of Teamsters
lmalizia@teamster.org

February 13, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: TCF Financial Corporation
Incoming letter dated December 18, 2014

The proposal asks the board to adopt a policy that in the event of a change in control, there shall be no acceleration of vesting of any equity award granted to any named executive officer, provided, however, that the board's compensation committee may provide that any unvested award will vest on a partial, pro rata basis.

There appears to be some basis for your view that TCF may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that it appears will be included in TCF's 2015 proxy materials. Accordingly, assuming that the previously submitted proposal is included in the company's proxy materials, we will not recommend enforcement action to the Commission if TCF omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which TCF relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

TCF FINANCIAL CORPORATION
200 LAKE STREET EAST • WAYZATA, MN 55391-1693 • PHONE: (952) 475-6498 • FAX: (952) 475-7975 • jgreen@tcfbank.com

JOSEPH T. GREEN
Senior Vice President
General Counsel

1934 Act/Rule 14a-8

January 30, 2014

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: TCF Financial Corporation
Stockholder Proposal Submitted by the Graphic Communications Benevolent Trust Fund
U.S. Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Ladies and Gentlemen:

This letter is to follow up on the letter sent to you on December 18, 2014 that informed you, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that TCF Financial Corporation, a Delaware corporation (the "Company"), intends to omit from its proxy statement and form of proxy (collectively, the "2015 Proxy Materials") for its 2015 Annual Meeting of Stockholders (the "2015 Annual Meeting") a stockholder proposal (the "Proposal") submitted by the Graphic Communications Benevolent Trust Fund U.S. (the "Proponent") under cover of a letter dated November 12, 2014.

In the December 18 letter, I indicated that following the meeting of TCF's Board of Directors (the "Board") in January, I would confirm that the Board approved, subject to stockholder approval, a plan that contained the following language:

> The occurrence of a Change in Control shall not alone result in the accelerated vesting of an Award; provided that the Committee in an Award Agreement may provide for full vesting and exercisability of an Award in connection with a Change in Control.

I can now confirm that the Board met on January 23, 2015 and approved the TCF Financial 2015 Omnibus Incentive Plan (the "Plan"), subject to stockholder approval. TCF will include the Plan in the 2015 Proxy Materials and present it to stockholders for approval at the 2015 Annual Meeting. The Plan contains the above-referenced language in Section 12.1.

If you have any questions or require any additional information, please do not hesitate to call me at (952) 475-6498.

Very truly yours,

Joseph T. Green /JO

Joseph T. Green

cc: Graphic Communications Benevolent Trust Fund U.S.
(by email and regular mail)

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001


INTERNATIONAL BROTHERHOOD OF TEAMSTERS

KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

January 8, 2015

VIA EMAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to TCF Financial Corporation by the Graphic Communications Benevolent Trust Fund U.S.

Ladies and Gentlemen:

By letter dated December 18, 2014, TCF Financial Corporation ("TCF Financial" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if TCF Financial omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Graphic Communications Benevolent Trust Fund U.S. (the "Proponent").

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to TCF Financial.

The Proposal requests that TCF Financial adopt a policy that the Company will not automatically accelerate the vesting of equity awards in the event of a change in control, and instead allow equity to vest on a partial or pro rata basis.

TCF Financial claims that it may exclude the Proposal in reliance on Rule 14-8(i)(9) because it directly conflicts with one of the Company's own proposals to be submitted to shareholders at the Company's 2015 Annual Meeting of Shareholders, and in reliance on Rule 14-8(i)(11) because it substantially duplicates another shareholder proposal submitted for the Company's 2015 Annual Meeting of Shareholders. The Proponent disputes the Company's arguments for reasons explained herein.

The Proposal Does Not Directly Conflict with the Company's Own Proposal to be Submitted to Shareholders at the Company's 2015 Annual Meeting of Shareholders.

The Company "is proposing to replace its Incentive Stock Program, as amended and restated effective April 24, 2013, with the Plan," according to its letter. TCF Financial informed that should the board approve the Plan, it will invite shareholders to vote on it at the 2015 stockholders' meeting. The Proposal calls for the equity awards to vest on a pro rata basis under a termination and change in control at the Company. The terms of the Plan as disclosed in the Company's letter are not clear about how equity awards would vest in that condition. Rather, the Company reported, "The occurrence of a Change in Control shall not alone result in the accelerated vesting of an Award; provided that the Committee in an Award Agreement may provide for full vesting and exercisability of an Award in connection with a Change in Control."

The Company argues that the terms of the Proposal and the Plan conflict because the Proposal calls for pro rata vesting and the Plan may provide for full vesting. In using the key word of may the Company gives discretion to the Committee to decide how equity awards will vest. The Committee, under the stated terms, may or may not allow equity to vest pro rata. Therefore, the Proposal's request is consistent with the terms of the Plan.

In addition, the Proponent intentionally drafted this proposal to TCF Financial with unique language to avoid the potential conflict the Company cites. The Proponent's explicit request is that once shareholders vote on the Company's stock plan, the board should then consider the vote results on the Proposal and—if warranted—implement a pro rata vesting policy as an addition to the plan terms already in place.

TCF Financial refers to instances where the Staff permitted companies to omit similar proposals based on similar grounds: *McKesson Corp.* (May 1, 2013), *Southwestern Energy Co.* (March 7, 2013), and *Verizon Communications Inc.* (February 8, 2013). However, in each of those instances, the proposal did not include the clarifying language that was included in the Proposal and is cited below:

> "The resolution shall be implemented so as not to affect any contractual rights in existence on the date this proposal is adopted, and it shall apply only to equity awards made under equity incentive plans or plan amendments that shareholders approve after the date of the 2015 annual meeting." (Emphasis supplied).

TCF Financial also points to other exclusions in the footnotes on pages three and four of its letter; however, the subject matter of these proposals shares little with the issue and circumstances at hand.

The goal of the Proponent is not to confuse the board but to urge that it consider the Proposal subsequent to any shareholder vote on a management proposal on equity plans. This Proposal asks shareholders to vote on a very specific policy limited in scope to how awards accelerate. Votes to approve both the stock plan and the Proposal should convey to the board that the plan is approved and the board should consider implementing pro rata vesting in the particular scenario of a change in control and termination.

The Proposal is Not Duplicative of Another Shareholder Proposal on Shareholder Approval of Golden Parachutes to be Submitted to Shareholders at the Company's 2015 Annual Meeting of Shareholders.

TCF Financial argues that it may exclude the Proposal on the grounds that it conflicts with another proposal submitted by The Marco Consulting Group, which it refers to as "Marco Proposal." The Marco Proposal requests that the Company seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary, plus bonus. The Company asserts--without any proof--that the thrust of the Marco Proposal is "namely to limit the accelerated vesting of equity awards." In this assertion, the Company is mistaken.

The thrust of the Marco Proposal is to give shareholders the ability to vote on future severance agreement in excess of 2.99 times salary and bonus. It is true that equity awards may help comprise the sum of severance, but the Marco Proposal does not seek in any way to limit vesting in any severance scenarios. TCF Financial points to *Verizon Communications, Inc.* (February 5, 2014), as a corollary circumstance because the Staff found a proposal submitted by the International Brotherhood of Electrical Workers Pension Benefit Fund was duplicative of a proposal submitted by Jack K. and Ilene Cohen ("Cohen Proposal"). The Cohen Proposal and the Marco Proposal, however, do not share a similar thrust. While the resolved clauses of both proposals address shareholder approval of golden parachutes, the supporting statements are distinct.

The supporting statement of the Marco Proposal does not discuss the vesting of equity awards other than to quote the amount in addition to other amounts that comprise the CEO's potential golden parachute. The Marco Proposal makes no judgment on how awards should vest.

In contrast, the supporting statement of the Cohen Proposal explicitly deals with the vesting of equity awards. The focus of the supporting statement is equity awards:

> "The majority of termination payments results from the accelerated vesting of outstanding Performance Stock Units (PSUs) and Restricted Stock Units (RSUs). If a senior executive terminates within 12 months after a "change in control," all outstanding PSUs immediately "vest at target level" (Proxy, page 62). Had the executive not terminated, the PSUs would not vest until the end of the performance

period (up to 3 years later) – and could potentially have been worthless if performance or tenure conditions were not satisfied."

The thrust of the Cohen Proposal is that the Company includes in its golden parachute calculations "the full cost of termination payments, including the estimated value of accelerated vesting of RSUs and PSUs." Verizon already had a policy to seek shareholder approval of golden parachutes that excluded equity awards. The Cohen Proposal used the same resolved clause as the Marco Proposal, but the supporting statement makes clear the request is for Verizon to include equity awards in its calculations.

*****

For the foregoing reasons, the Proponent believes that the relief sought in TCF Financial's no action letter should not be granted. If you have any questions, please feel free to contact Louis Malizia of the Capital Strategies Department at: (202) 624-6930, or by email: lmalizia@teamster.org.

Sincerely,

Carin Zelenko, Director
Capital Strategies Department

CZ/lm

Cc: Joseph T. Green, Senior Vice President & General Counsel, TCF Financial Corp.
jgreen@tcfbank.com
George Tedeschi, BTF Chairman/President, Graphic Communications Conference

TCF FINANCIAL CORPORATION

200 LAKE STREET EAST • WAYZATA, MN 55391-1693 • PHONE: (952) 475-6498 • FAX: (952) 475-7975 • jgreen@tcfbank.com

JOSEPH T. GREEN
Senior Vice President
General Counsel

1934 Act/Rule 14a-8

December 18, 2014

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: TCF Financial Corporation
Stockholder Proposal Submitted by the Graphic Communications Benevolent Trust Fund U.S.
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that TCF Financial Corporation, a Delaware corporation (the "Company"), intends to omit from its proxy statement and form of proxy (collectively, the "2015 Proxy Materials") for its 2015 Annual Meeting of Stockholders (the "2015 Annual Meeting") a stockholder proposal (the "Proposal") submitted by the Graphic Communications Benevolent Trust Fund U.S. (the "Proponent") under cover of a letter dated November 12, 2014.

The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if the Company omits the Proposal from the 2015 Proxy Materials in reliance on Rule 14a-8 on the grounds that (i) the Proposal would directly conflict with the Company's own proposal seeking stockholder approval of the Company's TCF Financial 2015 Equity Incentive Plan (the "Plan"), which includes specific provisions relating to accelerated vesting of equity awards, and therefore is excludable in reliance on the provisions of Rule 14a-8(i)(9), and (ii) the Proposal substantially duplicates the Marco Proposal (defined below), and therefore is excludable in reliance on the provisions of Rule 14a-8(i)(11).

Pursuant to Rule 14a-8(j), the Company has (i) submitted this letter to the Commission no later than eighty (80) calendar days before the Company expects to file its definitive 2015 Proxy Materials with the Commission and (ii) concurrently submitted a copy of this correspondence to the Proponent. In accordance with Section C of *Staff Legal Bulletin 14D* (November 7, 2008), this letter and the accompanying exhibit are being emailed to the Staff at shareholderproposals@sec.gov. Because this request is being submitted electronically pursuant to the guidance provided in *Staff Legal Bulletin 14D*, the Company is not enclosing the additional six copies ordinarily required by Rule 14a-8(j). Pursuant to Rule 14a-8(k) and Section E of *Staff Legal Bulletin 14D*, the Company requests that the Proponent copy the undersigned on any correspondence that the Proponent may choose to submit to the Staff in response to this submission. In accordance with Section F of *Staff Legal Bulletin 14F* (October 18, 2011), the Staff should transmit its response to this no-action request by email to Joseph Green at jgreen@tcfbank.com.

I. The Proposal

The Proposal constitutes a request that the Company's stockholders approve the following resolution:

> **RESOLVED:** The shareholders ask the Board of Directors of TCF Financial to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any named executive officer, provided, however, that the Board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the named executive officer's termination, with such qualifications for an award as the Committee may determine.
>
> For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted, and it shall apply only to equity awards made under equity incentive plans or plan amendments that shareholders approve after the date of the 2015 annual meeting.

The text of the Proposal is followed by a supporting statement that is not reproduced in this letter, but that is set forth in the copy of the Proposal attached hereto as Exhibit A.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because the Proposal Directly Conflicts with the Company's Own Proposal Seeking Stockholder Approval of the Company's TCF Financial 2015 Equity Incentive Plan

The Company respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with the Company's own proposal seeking stockholder approval of the Plan at the 2015 Annual Meeting.

Rule 14a-8(i)(9) permits a company to exclude a stockholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 34-40018, n. 27 (May 21, 1998). As noted below, consistent with the Commission's position, the Staff has concurred that where a stockholder proposal and a company-sponsored proposal present alternative and conflicting decisions for stockholders and that submitting both proposals could provide inconsistent and ambiguous results, the stockholder proposal may be excluded under Rule 14a-8(i)(9).

The Company is proposing to replace its Incentive Stock Program, as amended and restated effective April 24, 2013, with the Plan. If the Plan is approved by the Company's Board of Directors, the Company will submit the Plan to stockholders at the 2015 Annual Meeting for approval. The Company will confirm in a supplemental letter to the Staff no later than January 31, 2015 that a proposal seeking stockholder approval of the Plan, including the provision described below, will be included as a company-sponsored proposal in the Company's 2015 Proxy Materials.

It is anticipated that the Plan to be approved by the Company's Board of Directors will contain the following provision relating to acceleration of full vesting and exercisability of awards following a change in control of the Company:

> "The occurrence of a Change in Control shall not alone result in the accelerated vesting of an Award; provided that the Committee in an Award Agreement may provide for full vesting and exercisability of an Award in connection with a Change in Control."

The Proposal would ask the Company's Board of Directors to adopt a policy that prohibits accelerated vesting of a senior executive's equity awards following a change in control, except that only partial, *pro rata* vesting up to the time of the executive's termination would be permitted for a particular award. Therefore, the Company believes that the Proposal directly conflicts with the above-referenced provision of the Plan, which permits an Award agreement to provide for full vesting and/or exercisability in connection with a change in control of the Company.

The Company believes that it is not appropriate for the Plan, or for a Company policy, to include a provision prohibiting the acceleration of vesting of *all* equity awards where the only exception is with respect to individual grants that provide for acceleration of vesting on a partial, *pro rata* basis up to the time of the named executive officer's termination. Rather, the Company believes that the question of whether an award should provide for acceleration of vesting should be addressed with respect to each grant or agreement, as appropriate, and that an award agreement may in fact provide for acceleration of full vesting in connection with a change in control, rather than exclusively providing for only partial, *pro rata* vesting in such circumstances. As a result, if approved by the Board, the Company will submit the Plan to stockholders, including the above-referenced provision. The Plan provides that awards may in fact be subject to acceleration of full vesting and exercisability in connection with a change in control as so determined with respect to such awards. In the absence of such specific acceleration provisions in the award agreement, no acceleration will occur solely as a result of the change in control. If stockholders were to vote on both the Plan and the directly conflicting Proposal, the resulting votes would be inconsistent and ambiguous as to how acceleration of vesting should be addressed by the Company and its Compensation, Nominating, and Corporate Governance Committee in the event that both the Plan and the Proposal were approved.

The Staff has consistently permitted the exclusion of stockholder proposals under Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), where an affirmative vote on both the stockholder proposal and a company-sponsored proposal would lead to an inconsistent, ambiguous or inconclusive mandate from the company's stockholders, including when a stockholder proposal seeks to limit or restrict the forms or terms and conditions of equity compensation to senior executives and the company seeks approval of an equity-based compensation plan.[1]

---

[1] See, e.g., The Charles Schwab Corporation (February 19, 2010) (proposal urging specified changes to an executive bonus plan conflicted with the terms and conditions of the compensation plan submitted by the company for shareholder approval); Abercrombie & Fitch Co. (May 2, 2005) (proposal that stock options be performance-based conflicted with stock option plan submitted by the company for stockholder approval which only provided for time-based options); Crown Holdings, Inc. (February 4, 2004) (proposal to discontinue issuing certain equity awards to specified executives conflicted with company-sponsored equity incentive plan giving the board broad discretion as to the types and recipients of awards); AOL Time Warner Inc. (March 3, 2003) (proposal prohibiting issuance of additional stock options conflicted with company-sponsored discretionary stock option plan); Croghan Bancshares, Inc. (March 13, 2002) (proposal to exclude individual directors from stock option and incentive plan conflicted with plan granting board broad discretion to select to whom awards will be made); First Niagara Financial Group, Inc. (March 7, 2002) (proposal to replace stock option grants with cash bonuses conflicted with new stock option plan submitted by company); Osteotech, Inc. (April 24, 2000) (proposal that no stock options should be granted to executive officers and directors conflicted with new stock plan that granted broad discretion to committee to determine identity of

Recently, in *McKesson Corporation* (May 1, 2013), the Staff concurred that there was some basis for the view that McKesson could exclude a proposal similar to the Proposal under Rule 14a-8(i)(9) when McKesson was asking its stockholders to approve the company's 2013 Stock Plan. McKesson planned to propose that stockholders adopt a new stock plan at the company's 2013 annual meeting of stockholders, which would replace the company's existing amended and restated 2005 Stock Plan that was most recently approved by stockholders in 2010. The plan that McKesson planned to submit to a stockholder vote provided that an award agreement could provide for full vesting and exercisability in the event of a qualifying termination that occurred in connection with a change in control (as defined in the plan). McKesson represented that the stockholder proposal, which requested that the company's board of directors adopt a policy that prohibits accelerated vesting of an executive's equity awards following a change in control, other than potentially on a partial, *pro rata* basis up to the time of the executive's termination, directly conflicted with the company's proposal, which provided that an award agreement could provide for acceleration of full vesting of outstanding awards in the event of qualifying termination that occurs in connection with a change in control. As a result, the inclusion of the stockholder proposal in McKesson's proxy materials would have presented alternative and conflicting decisions and would create the potential for inconsistent and ambiguous results.

Moreover, in *Southwestern Energy Company* (March 7, 2013), the Staff concurred that there was some basis for the view that Southwestern Energy could exclude a proposal similar to the Proposal under Rule 14a-8(i)(9) when Southwestern Energy was asking its stockholders to approve the company's 2013 Long-Term Incentive Plan. Southwestern Energy planned to propose that stockholders adopt a new equity-based long-term incentive plan at the company's 2013 annual meeting of stockholders, which would replace the company's existing long-term incentive compensation plan that was approved by stockholders in 2004. The plan that Southwestern Energy planned to submit to a stockholder vote provided, as a default rule, that upon the occurrence of a change in control (as defined in the plan), outstanding awards that were subject to vesting would become fully and immediately vested (and, where applicable, remain exercisable until their expiration, termination or cancellation). Southwestern Energy represented that the stockholder proposal, which requested that the company's board of directors adopt a policy that prohibits accelerated vesting of an executive's equity awards following a change in control, other than potentially on a partial, pro rata basis up to the time of the executive's termination, directly conflicted with the company's proposal, which would expressly provide for acceleration of full vesting of outstanding awards in the event of a change in control. As a result, the inclusion of the stockholder proposal in Southwestern Energy's proxy materials would have presented alternative and conflicting decisions and would create the potential for inconsistent and ambiguous results.

Further, in *Verizon Communications Inc.* (February 8, 2013), the Staff concurred that there was some basis for the view that Verizon could exclude a proposal similar to the Proposal under Rule 14a-8(i)(9). In the circumstances addressed in that no-action letter, the matters to be voted on at the annual stockholders' meeting included a proposal sponsored by Verizon to approve its amended and restated long-term incentive plan. Verizon represented that the stockholder proposal would directly conflict with Verizon's proposal, and inclusion of the stockholder proposal and Verizon's proposal in Verizon's proxy materials would present alternative and conflicting decisions for stockholders and would create the potential for

---

recipients); Phillips-Van Heusen Corporation (April 21, 2000) (proposal that officers and directors consider the discontinuance of all stock options and other awards conflicted with company proposal to adopt certain bonus, incentive and stock option plans); General Electric Company (January 28, 1997) (proposal requiring stock options be adjusted for inflation conflicted with long-term incentive plan giving committee broad discretion); Rubbermaid Incorporated (January 16, 1997) (proposal requiring stock options be adjusted for inflation conflicted with restricted stock incentive plan not requiring such adjustment); and SBC Communications, Inc. (January 15, 1997) (proposal requiring stock options be adjusted for inflation conflicted with proposal that the company adopt a plan that would provide for issuance of stock options at fair market value of the stock).

inconsistent and ambiguous results. Verizon was proposing to amend and restate its equity based long-term incentive plan (the "Proposed Verizon LTIP"), which was last approved by stockholders in 2009, to incorporate an amendment to the limits on awards that could be granted under the plan and to approve the material terms of the performance goals in the plan for purposes of compliance with Section 162(m) of the Internal Revenue Code. In particular, the Proposed Verizon LTIP expressly provided for the accelerated vesting and payment of a target level of an executive's equity award if he or she were terminated following a change in control.

In those situations where the Staff has not concurred that a stockholder proposal could be excluded under Rule 14a-8(i)(9), it has been in circumstances where the stockholder proposal did not directly conflict with the company's proposal in such a way that the inclusion of the stockholder proposal in the company's proxy materials would present alternative and conflicting decisions and would create the potential for inconsistent and ambiguous results. For example, in *Fluor Corporation* (March 10, 2003) and *Goldman Sachs Group, Inc.* (January 3, 2003), the Staff did not concur that the stockholder proposals could be excluded under Rule 14a-8(i)(9) when these proposals required the linking of all stock option grants to an industry peer group index, where the companies' proposals provided the board of directors with discretion to set the terms of stock options, without either requiring or prohibiting a link to an industry group index. Unlike the circumstances contemplated in these no-action letters, the Plan, in direct conflict with the Proposal, specifically provides that an equity award may be subject to acceleration of full vesting and exercisability in connection with a change in control (as to be provided for in individual award agreements), rather than prohibiting the acceleration of vesting in the event of a change in control. The Plan provides specific direction regarding the vesting of equity awards, and does not merely provide for broad discretion in setting the specific terms of the equity awards, as was the case in *Fluor Corporation* and *Goldman Sachs Group, Inc.*

Because the Proposal and the Plan are in direct conflict with respect to the acceleration of vesting of executive equity awards following a change in control, the inclusion in the 2015 Proxy Materials of both the Proposal and the Company's proposal for the approval of the Plan would present alternative and conflicting decisions for the Company's stockholders, and an affirmative vote on both the Proposal and the Company's proposal would lead to an inconsistent, ambiguous and inconclusive mandate from the stockholders.

For the foregoing reasons, we believe that the Proposal may be excluded from the 2015 Proxy Materials under Rule 14a-8(i)(9) as directly conflicting with the Company's own proposal to be submitted to stockholders at the 2015 Annual Meeting.

III. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(11) Because It Substantially Duplicates the Marco Proposal.

On November 10, 2014, TCF received a stockholder proposal and supporting statement from the Marco Consulting Group Trust I (the "Marco Proposal") for inclusion in its proxy materials relating to TCF's 2015 Annual Meeting of Stockholders. A copy of the Marco Proposal and related correspondence is attached as Exhibit B. The Marco Proposal states:

> RESOLVED: that the shareholders of TCF Financial Corporation ("the Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus.

> "Future severance agreements" include employment agreements containing severance provisions, special retirement provisions and agreements renewing, modifying or extending existing agreements.
>
> "Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits); the payment of any "gross-up" tax liability; the estimated present value of special retirement provisions; any stock or option awards that are awarded under any severance agreement; any prior stock or option awards as to which the executive's access is accelerated under the severance agreement; fringe benefits; and consulting fees (including reimbursable expenses) to be paid to the executive.

Under Rule 14a-8(i)(11), a proposal may be omitted "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." In considering whether proposals are substantially duplicative, the Staff has consistently taken the position that proposals do not have to be identical in scope to be excluded under Rule 14a-8(i)(11). Rather, the Staff has considered whether the principal thrust or focus of the proposals is the same. The rationale behind the "principal thrust or focus" concept is that the presence in one proxy statement of multiple proposals that address the same issue in different terms creates the risk that, if the shareholders approve each of the proposals, the board of directors would not be left with a clear expression of shareholder intent on the issue. Thus, while Rule 14a-8(i)(11) protects shareholders from the confusion caused by substantially duplicative proposals, it also protects the board from being placed in a position where it may be unable to properly determine the shareholders' will because the terms of such proposals are different, even though the subject matter is the same.[2]

TCF believes that the Proposal substantially duplicates the Marco Proposal because both proposals have the same principal thrust or focus -- namely to limit the accelerated vesting of equity awards. The Marco Proposal seeks to limit the accelerated vesting of equity awards by including the value of accelerated awards as a component of the Company's severance approval policy. Unlike the Proposal, which would only limit accelerated vesting of equity awards in the event of a change in control of the Company, the Marco Proposal would limit accelerated vesting of equity awards in the event of any termination of employment. Moreover, the Marco Proposal makes no express provision for pro rata vesting of awards. As a result, if the shareholders approve each of these proposals, the Board of Directors would not be left with a clear expression of shareholder intent on the issue of accelerated vesting.

In *Verizon Communications, Inc.* (February 5, 2014), the Staff concurred that there was some basis for the view that Verizon could exclude a proposal similar to the Proposal under Rule 14a-8(i)(11) because it was substantially duplicative of a previously received proposal similar to the Marco Proposal, which would be included in its 2015 proxy materials.

---

[2] See e.g. *Verizon Communications Inc.* (February 20, 2007) (proposal that a significant portion of stock options be performance based substantially duplicates a broader prior proposal that Board cease issuing stock options); *Merck* & Co., *Inc.* (January 10, 2006) (same); *Abbott Laboratories* (February 4, 2004) (proposal urging use of performance and time-based restricted shares in lieu of options, as well as a range of additional limitations on compensation and severance arrangements, substantially duplicates a narrower prior proposal urging prohibition of executive options); *Constellation Energy Group, Inc.* (February 19, 2004) (proposal requesting performance and time-based restricted stock grants for senior executives in lieu of stock options substantially duplicates a broader prior proposal requesting limitations on CEO salary, annual executive bonuses, form and amount of long-term equity compensation and severance agreements, as well as performance criteria); and *Siebel Systems,* Inc. (April 15, 2003) (proposal urging use of performance-based options substantially duplicates a broader prior proposal requesting a policy defining portions of equity to be provided to employees and executives, requiring performance criteria for options, and holding periods for shares received).

For these reasons and consistent with the Staff's prior interpretations of Rule 14a-8(i)(11), the Company believes that, if the Staff does not permit exclusion of the Marco Proposal from the Company's 2015 Proxy Materials, the Proposal may be excluded as substantially duplicative of the Marco Proposal.

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2015 Proxy Materials.

If you have any questions or require any additional information, please do not hesitate to call me at (952) 475-6498.

Very truly yours,

Joseph T. Green

EXHIBIT A

(See attached)

GRAPHIC COMMUNICATIONS BENEVOLENT TRUST FUND

25 LOUISIANA AVE., N.W., WASHINGTON, D.C. 20001-2198

PHONE 202/508-6660 • FAX 202/508-6661

GEORGE TEDESCHI
Chairman

ROBERT LACEY
Secretary, Fund Administrator

November 12, 2014

BY FACSIMILE: 952-745-2739
BY EMAIL: jotto@tcfbank.com
BY UPS GROUND

Mr. Joseph T. Green, Corp. Secy.
TCF Financial Corporation
200 Lake Street East
Wayzata, MN 55391-2760

Dear Mr. Green:

As the duly authorized representative of the Graphic Communications Benevolent Trust Fund U.S. (the "Trust"), I write to give notice that pursuant to the 2014 proxy statement of TCF Financial Corporation (the "Company"), the Trust intends to present the enclosed proposal (the "Proposal") at the 2015 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund has owned 715 shares of TCF Financial Corporation continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare the Trust has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only union delivery. If you have any questions about this proposal, please direct them to Louis Malizia of the Capital Strategies Department at 202-624-6930.

Sincerely,

George Tedeschi

George Tedeschi, BTF Chairman/President
Graphic Communications Conference

GT/lm
Enclosures

RESOLVED: The shareholders ask the Board of Directors of TCF Financial to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any named executive officer, provided, however, that the Board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the named executive officer's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted, and it shall apply only to equity awards made under equity incentive plans or plan amendments that shareholders approve after the date of the 2015 annual meeting.

SUPPORTING STATEMENT: TCF Financial ("Company") allows executives to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at the Company may permit windfall awards that have nothing to do with an executive's performance.

According to last year's proxy statement, a change in control could have resulted in $30.5 million in accelerated equity at the end of 2013, with the Chairman and CEO William A. Cooper entitled to $16.3 million. The Company does not require their employment be terminated to receive these payments. If their employments were terminated without cause or they resigned for good reason in connection with a change in control, the amounts would rise to a total of $43.7 million.

We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

Other major corporations, including Apple, Chevron, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as, providing pro rata awards or simply forfeiting unearned awards. Research from James Reda & Associates found that over one third of the largest 200 companies now pro rate, forfeit, or only partially vest performance shares upon a change of control.

We urge you to vote **FOR** this proposal.


amalgamated
bank

November 12, 2014

Mr. Joseph T. Green
Corporate Secretary
TCF Financial Corporation
200 Lake Street East
Wayzata, MN 55391-2760

Dear Mr. Green:

This letter will verify that as of the close of business on November 12, 2014, Graphic Communications Conference IBT Benevolent Trust Fund U.S. held 715 shares of TCF Financial Corp. common stock. It has continuously held more than $2,000 worth of TCF Financial Corp. common stock for at least one year prior to that date. Graphic Communications Conference IBT Benevolent Trust Fund U.S. intends to continue to hold at least $2,000 worth of TCF Financial Corp. common stock through the time of its 2015 annual meeting of shareholders.

Amalgamated Bank serves as custodian and record holder for Graphic Communications Conference IBT Benevolent Trust Fund U.S. The above mentioned shares are registered in a nominee name of Amalgamated Bank. The shares are held by Amalgamated Bank through DTC Account #2352.

Sincerely,

Ray Mannarino

EXHIBIT B

(See attached)

THE MARCO CONSULTING GROUP



November 10, 2014

BY OVERNIGHT DELIVERY AND EMAIL: JGREEN@TCFBANK.COM

TCF Financial Corporation
Attention: Joseph T. Green, Corporate Secretary
200 Lake Street East
Wayzata, MN 55391-1693

RE: Marco Consulting Group Trust I

Dear Mr. Green:

As the duly authorized representative of the Marco Consulting Group Trust I (the "Trust"), I write to give notice that pursuant to the 2014 proxy statement of TCF Financial Corporation. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2015 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Trust's custodian documenting the Trust's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Trust also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Trust has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to me. My email is kinczewski@marcoconsulting.com and my direct line is 312-612-8452

Very Truly Yours,

Greg A. Kinczewski
Vice President/Senior Counsel

Enclosure

Headquarters Office • 550 W. Washington Blvd., Suite 900 • Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103 • Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871



RESOLVED: that the shareholders of TCF Financial Corporation ("the Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus.

"Future severance agreements" include employment agreements containing severance provisions, special retirement provisions and agreements renewing, modifying or extending existing agreements.

"Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits); the payment of any "gross-up" tax liability; the estimated present value of special retirement provisions; any stock or option awards that are awarded under any severance agreement; any prior stock or option awards as to which the executive's access is accelerated under the severance agreement; fringe benefits; and consulting fees (including reimbursable expenses) to be paid to the executive.

SUPPORTING STATEMENT

In our opinion, severance agreements as described in this resolution, commonly known as "golden parachutes," are excessive in light of the high levels of compensation enjoyed by senior executives at the Company and U.S. corporations in general.

The Company's 2014 proxy statement reports that under his employment agreement our CEO and Chairman William A. Cooper is eligible to receive a severance package under certain termination scenarios that includes a lump sum payment equal to three times his salary and bonus. If Mr. Cooper's employment were terminated without cause or he resigned for good reason in connection with a change in control, he would have been eligible to receive $9 million in lump sum payments, plus additional amounts in equity awards that would total $27,937,538.

These arrangements are particularly worrisome give that 64% of shareholders voted against the Company's pay package at the last annual meeting. This low vote stands in stark contrast to the average say-on-pay votes at Russell 3000 companies, which in 2014 was at 91.3%, according to Institutional Shareholder Services.

We believe that requiring shareholder approval of severance agreements will provide a check against outsized windfall payments. In cases where it is not practical to obtain prior shareholder approval, the Company would have the option of seeking shareholder approval after the material terms of the agreement were agreed upon.

For those reasons, we urge shareholders to vote for this proposal.